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                    SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D1/A

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                      WNC Housing Tax Credit Fund III, L.P.
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                       (Name of Subject Company [Issuer])

                        Everest Tax Credit Investors, LLC
                           Everest Properties II, LLC
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                                    (Bidder)

                     Units of Limited Partnership Interests
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
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Transaction Valuation:  $900,000(1)               Amount of Filing Fee:  $180.00

     (1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $180.00 Filing party: Everest Tax Credit Investors, LLC

Form or registration no.: SC14D-1       Date filed:  May 12, 1998


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                        AMENDMENT NO. 5 TO SCHEDULE 14D-1

     This Amendment No. 5 is filed by Everest Tax Credit Investors, LLC, a California limited liability company (the "Purchaser"), and Everest Properties II, LLC, a California limited liability company ("EPII") as the final amendment to the Tender Offer Statement on Schedule 14D-1 originally filed by the Purchaser with the Securities and Exchange Commission on May 12, 1998, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, relating to the Purchaser's offer to purchase up to 1,500 units of limited partnership interests ("Units") in WNC Housing Tax Credit Fund III, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1998, and the related Agreement of Transfer and Letter of Transmittal. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The Offer is hereby amended to include the information below.

ITEM 6.  Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented by adding the following sentences thereto:

     The Offer expired pursuant to its terms at 6:00 p.m., New York time, on Thursday, June 18, 1998. The Purchaser received 206 Units that were validly tendered and not withdrawn, all of which were accepted for payment. The Partnership has confirmed that the Units have been transferred to the Purchaser as of June 30, 1998, and payment has been sent. Accordingly, as a result of the Offer, the Purchaser owns 206 Units, which represent approximately 1.4% of the outstanding Units.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1998


                                     EVEREST TAX CREDIT INVESTORS, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                     By:   /s/ David I. Lesser
                                           David I. Lesser
                                           Executive Vice President



                                     EVEREST PROPERTIES II, LLC

                                     By:   /s/ David I. Lesser
                                           David I. Lesser
                                           Executive Vice President